Exhibit 12.2
Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	YTD
	6/30/2009	2008	2007	2006	2005	2004

Fixed Charges:
Interest expense on indebtedness	404	902	1,697	1,740	685	1,336
Amortization of debt expense and discount	58	180	3,176	1,447	470	8,694

Total Fixed Charges	462	1,082	4,873	3,187	1,155	10,030

Earnings (Loss):
Net income (loss)	11,473	57,568	(1,289)	(21,695)	(11,467)	(18,548)
Provision for income taxes	7,345	(33,257)	—	—	—	—
Loss from Discontinued Operations	—	—	275	23,671	7,151	2,646

Total Earnings (Loss)	18,818	24,311	(1,014)	1,976	(4,316)	(15,902)

Fixed Charges per above	462	1,082	4,873	3,187	1,155	10,030
Additional interest expense, net	9	20	79	11	17	1,396

Total Earnings (Loss)	19,289	25,413	3,938	5,174	(3,144)	(4,476)

Fixed Charge Coverage Ratio:	41.8 to 1	23.5 to 1	—	1.6 to 1	—	—